Media Release
BOSTON, Mass., USA, May 12, 2022

MorphoSys to Present New Data on Pelabresib and Monjuvi® (tafasitamab-cxix) at the 2022 European Hematology Association (EHA) and American Society of Clinical Oncology (ASCO) Annual Meetings
Efficacy and safety data from the ongoing Phase 2 MANIFEST study of pelabresib in myelofibrosis will be featured during an oral presentation at the EHA 2022 Hybrid Congress

Translational research that suggests pelabresib’s potential disease modifying effect in patients living with myelofibrosis will be shared during an oral presentation at the EHA 2022 Hybrid Congress

Overall survival data from the observational, retrospective cohort RE-MIND2 study of tafasitamab in relapsed or refractory diffuse large B-cell lymphoma will be presented at the 2022 ASCO Annual Meeting

MorphoSys AG (FSE: MOR; NASDAQ: MOR) announced that new data on pelabresib and tafasitamab, marketed in the U.S. as Monjuvi® and in Europe as Minjuvi®, will be presented during the 2022 American Society of Clinical Oncology Annual Meeting (ASCO 2022) in Chicago from June 3 – 7, 2022 and the 2022 European Hematology Association Hybrid Congress (EHA 2022) in Vienna, Austria, from June 9 – 12, 2022.

“The data presented at this year’s EHA and ASCO congresses showcase the breadth, depth and potential of our growing pipeline of cancer medicines,” said Malte Peters, M.D., MorphoSys Chief Research and Development Officer. “At EHA 2022, we’re excited to be presenting the latest results from the ongoing Phase 2 MANIFEST trial. These data suggest the potential of pelabresib, if approved, to change the current standard of care in the first-line treatment of myelofibrosis, a difficult-to-treat bone marrow cancer for which only limited treatment options are available. Further, at ASCO 2022, we will present new data from the RE-MIND2 study. This trial is using real world data to investigate the potentially prolonged survival benefit tafasitamab may offer to patients living with relapsed or refractory diffuse large B-cell lymphoma, an aggressive and debilitating disease.”

Highlights from the presentations at EHA 2022 include:
–An oral presentation of clinical data from the ongoing Phase 2 MANIFEST study investigating pelabresib in combination with ruxolitinib for the treatment of patients with myelofibrosis who had not previously been treated with a JAK inhibitor (JAK inhibitor-naive) and patients with suboptimal response to ruxolitinib treated with pelabresib in combination with ruxolitinib (Abstract S198)

–An oral presentation of translational research from the ongoing Phase 2 MANIFEST study that suggests pelabresib’s potential disease modifying effect in patients with myelofibrosis (Abstract S192)

–A poster presentation of data from a matching-adjusted indirect comparison (MAIC) analysis of pelabresib in combination with ruxolitinib from the ongoing, Phase 2 MANIFEST study versus ruxolitinib, fedratinib or momelotinib monotherapy in patients with intermediate or high-risk myelofibrosis (P1029)

–A poster presentation that outlines the design and inclusion criteria of the ongoing Phase 3 MANIFEST-2 study, which is exploring the effectiveness and safety of pelabresib in combination with ruxolitinib in JAK inhibitor-naive myelofibrosis patients (Abstract P1030)

Highlights from the presentations at ASCO 2022 include:
–A poster presentation of subgroup analyses of the RE-MIND2 trial, an observational, retrospective cohort study exploring tafasitamab in combination with lenalidomide versus systemic therapies in patients with relapsed or refractory diffuse large B-cell lymphoma, for the primary endpoint, overall survival (Abstract 7560)

–A poster presentation that spotlights the progress of the ongoing, randomized Phase 3 frontMIND study, which is exploring the effectiveness and safety of tafasitamab in combination with lenalidomide and R-CHOP as a treatment for newly diagnosed high-intermediate and high-risk diffuse large B-cell lymphoma (Abstract TPS7590)

EHA 2022 Accepted Abstracts

Abstract Title	Abstract Number	Date/Time
ORAL

BET inhibitor pelabresib (CPI-0610) combined with ruxolitinib in patients with myelofibrosis — JAK inhibitor-naive or with suboptimal response to ruxolitinib — preliminary data from the MANIFEST study
	S198	Saturday, June 11, 2022 11:30 a.m. – 12:45 p.m. CEST / 5:30 a.m. – 6:45 a.m. EST
ORAL Single-cell RNA profiling of myelofibrosis patients reveals pelabresib-induced decrease of megakaryocytic progenitors and normalization of CD4+ T cells in peripheral blood	S192	Saturday, June 11, 2022 4:30 p.m. – 5:45 p.m. CEST / 10:30 a.m. – 11:45 a.m. EST
POSTER

Matching-adjusted indirect comparison (MAIC) of pelabresib (CPI-0610) in combination with ruxolitinib vs. ruxolitinib or fedratinib monotherapy in patients with intermediate or high-risk myelofibrosis
	P1029	Friday, June 10, 2022 4:30 p.m. – 5:45 p.m. CEST / 10:30 a.m. – 11:45 a.m. EST
POSTER MANIFEST-2, a global, Phase 3, randomized, double-blind, active-control study of pelabresib (CPI-0610) and ruxolitinib vs. placebo and ruxolitinib in JAK-inhibitor-naive myelofibrosis patients	P1030	Friday, June 10, 2022 4:30 p.m. – 5:45 p.m. CEST / 10:30 a.m. – 11:45 a.m. EST
POSTER (Incyte)

inMIND: A Phase 3 study of tafasitamab plus lenalidomide and rituximab versus placebo plus lenalidomide and rituximab for relapsed/refractory follicular lymphoma (FL) or marginal zone lymphoma (MZL)
	P1103	Friday, June 10, 2022 4:30 p.m. – 5:45 p.m. CEST / 10:30 a.m. – 11:45 a.m. EST
PUBLICATION frontMIND: A Phase 3, randomized, double-blind study of tafasitamab + lenalidomide + R-CHOP vs R-CHOP alone for newly diagnosed high-intermediate and high-risk diffuse large B-cell lymphoma	PB2113	N/A

PUBLICATION

Pharmacokinetics and pharmacodynamics in firstMIND: A Phase 1B, open-label, randomized study of tafasitamab ± lenalidomide + R-CHOP in patients with newly diagnosed diffuse large B-cell lymphoma
	PB2110	N/A
PUBLICATION MINDway: A Phase 1B/II dose optimization study to assess safety and pharmacokinetics of tafasitamab + lenalidomide in patients with relapsed/refractory diffuse large B-cell lymphoma	PB2112	N/A
PUBLICATION

realMIND: A prospective, multicenter, observational study of patients with relapsed/refractory diffuse large B-cell lymphoma starting second/third-line therapy and not receiving a stem cell transplant
	PB2109	N/A
PUBLICATION

Subgroup analysis in RE-MIND2, an observational, retrospective cohort study of tafasitamab + lenalidomide versus systemic therapies in patients with relapsed/refractory diffuse large B-cell lymphoma
	PB2111	N/A

ASCO 2022 Accepted Abstracts

Abstract Title	Abstract Number	Date/Time
POSTER Subgroup analysis in RE-MIND2, an observational, retrospective cohort study of tafasitamab plus lenalidomide versus systemic therapies in patients with relapsed/refractory diffuse large B-cell lymphoma (R/R DLBCL)	7560	Saturday, June 4 3:00 p.m. CEST / 9:00 a.m. EST
POSTER frontMIND: A Phase 3, randomized, double-blind study of tafasitamab + lenalidomide + R-CHOP versus R-CHOP alone for newly diagnosed high-intermediate and high-risk diffuse large B-cell lymphoma.	TPS7590	Saturday, June 4, 2022 3:00 p.m. CEST / 9:00 a.m. EST
POSTER (Incyte) inMIND: A Phase 3 study of tafasitamab plus lenalidomide and rituximab versus placebo plus lenalidomide and rituximab for relapsed/refractory follicular or marginal zone lymphoma	TPS7583	Saturday, June 4, 2022 3:00 p.m. CEST / 9:00 a.m. EST
PUBLICATION

Pharmacokinetics (PK) and pharmacodynamics (PD) in First-MIND: a phase Ib, open-label, randomized study of tafasitamab (tafa) ± lenalidomide (LEN) in addition to R‑CHOP in patients (pts) with newly diagnosed diffuse large B-cell lymphoma (DLBCL)
	e19553	N/A
PUBLICATION Preferences and Perceptions Regarding Treatment Decision-Making For Relapsed or Refractory Diffuse Large B-Cell Lymphoma (R/R DLBCL)	e18710	N/A

Please refer to the EHA (https://learningcenter.ehaweb.org/eha) and ASCO (https://meetinglibrary.asco.org) online programs for full session details and data presentation listings.

About MorphoSys
At MorphoSys, we are driven by our mission to give more life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Pelabresib
Pelabresib (CPI-0610) is an investigational selective small-molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer.

MorphoSys is currently recruiting for the MANIFEST-2 study (NCT04603495). This study is a global, double-blind, randomized Phase 3 clinical trial with pelabresib in combination with ruxolitinib versus placebo plus ruxolitinib in JAK inhibitor-naive patients with myelofibrosis. The primary endpoint of the study is a ≥35% reduction in spleen volume (SVR35) from baseline at 24 weeks. A key secondary endpoint of the study is 50% or greater improvement in Total Symptom Score (TSS50) from baseline at 24 weeks.

Pelabresib is currently being investigated as a treatment for myelofibrosis and has not yet been evaluated or approved by any regulatory authorities.

About Monjuvi® (tafasitamab-cxix)
Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).
In the U.S., Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In Europe, Minjuvi® (tafasitamab) received conditional approval, in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).

Tafasitamab is being clinically investigated as an immunotherapeutic option in B-cell malignancies in several ongoing combination trials.

Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name MONJUVI® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe, the UK and Canada.

XmAb® is a registered trademark of Xencor, Inc.

Important Safety Information
What are the possible side effects of MONJUVI?
MONJUVI may cause serious side effects, including:
•Infusion reactions. Your healthcare provider will monitor you for infusion reactions during your infusion of MONJUVI. Tell your healthcare provider right away if you get fever, chills, rash, flushing, headache, or shortness of breath during an infusion of MONJUVI.
•Low blood cell counts (platelets, red blood cells, and white blood cells). Low blood cell counts are common with MONJUVI, but can also be serious or severe. Your healthcare provider will monitor your blood counts during treatment with MONJUVI. Tell your healthcare provider right away if you get a fever of 100.4°F (38°C) or above, or any bruising or bleeding.
•Infections. Serious infections, including infections that can cause death, have happened in people during treatments with MONJUVI and after the last dose. Tell your healthcare provider right away if you get a fever of 100.4°F (38°C) or above, or develop any signs and symptoms of an infection.
The most common side effects of MONJUVI include:
•Feeling tired or weak
•Diarrhea
•Cough
•Fever
•Swelling of lower legs or hands
•Respiratory tract infection
•Decreased appetite
These are not all the possible side effects of MONJUVI.
Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.
Before you receive MONJUVI, tell your healthcare provider about all your medical conditions, including if you:
•Have an active infection or have had one recently.
•Are pregnant or plan to become pregnant. MONJUVI may harm your unborn baby. You should not become pregnant during treatment with MONJUVI. Do not receive treatment with MONJUVI in combination with lenalidomide if you are pregnant because lenalidomide can cause birth defects and death of your unborn baby.
◦You should use an effective method of birth control (contraception) during treatment and for at least 3 months after your final dose of MONJUVI.

◦Tell your healthcare provider right away if you become pregnant or think that you may be pregnant during treatment with MONJUVI.
•Are breastfeeding or plan to breastfeed. It is not known if MONJUVI passes into your breastmilk. Do not breastfeed during treatment for at least 3 months after your last dose of MONJUVI.
You should also read the lenalidomide Medication Guide for important information about pregnancy, contraception, and blood and sperm donation.

Tell your healthcare provider about all the medications you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

Please see the full Prescribing Information for Monjuvi, including Patient Information, for additional Important Safety Information.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director Tel: +1 617-548-9271 eamonn.nolan@morphosys.com	Myles Clouston Senior Director Tel: +1 857-772-0240 myles.clouston@morphosys.com